March 29, 2006

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

     Re:  Bowl America Incorporated
            Form 10-K for Fiscal Year Ended July 3, 2005
            Filed September 30, 2005
            File No. 1-07829
            and
            FORM 10-Q (Quarter ended October 2, 2005) and
            FORM 10-Q (Quarter Ended January 1, 2006)

Dear Mr. Humphrey:

     We have received your letter dated March 9, 2006, regarding your review of the above filings for Bowl America Inc. We appreciate your comments and requests in assisting us in our compliance efforts. Set forth below are your comments and our responses thereto.


FORM 10-K (Fiscal Year Ended July 3, 2005)
__________________________________________

July 3, 2005 Annual Report (as incorporated by reference)
________________________________________________________
Management's Discussion and Analysis, page 2
____________________________________________

Liquidity and Capital Resources
_______________________________

1. Comment: In future filings, disclose whether or not you have third party sources of funding available, such as lines or letters of credit, and the amounts involved.

    Response: Currently, the company does not have third party sources of funding. In future filings we will disclose whether we do or do not have third party sources of funding available, and if third party funding is available, we will disclose sources and amounts involved.

Results of Operations
_____________________

2. Comment: In future filings, expand your discussion of Total Operating Expenses to describe the reasons why there will be a significant increase in health insurance costs in the new plan year, and the impact the increase will have on your results of operations. To the extent material, discuss the (i) nature of your employer benefit plans, including the discount rate used to project benefit obligation and how the rate was determined, (ii) the effects of accounting for these plans, such as the material assumptions and estimates used, and (iii) amount and sources for funding of the accumulated and projected benefit obligations and its impact on your financial condition and operating performance. Also, we do not see any disclosure in your audited footnotes of a defined benefit plan or postretirement benefit plan. Please provide disclosures as appropriate, or supplementally advise.

    Response: In future filings we will expand disclosure of reasons why there will be significant increases in health insurance costs and the impact it will have on our results of operations. In future filings we will disclose that the nature of our employer benefit plans are defined contribution plans. We will also disclose in a footnote that we do not have a defined benefit plan or other postretirement benefit plan.

   In addition, please note that because our benefit plans are defined contribution plans, there is no projected benefit obligation and there are no assumptions or estimates used.

Financial Statements
____________________

Consolidated Statements of Earnings & Comprehensive Earnings, page 5
____________________________________________________________________

3. Comment: Reference is made to your classification of "gain on sale of land, buildings and equipment" as other income. In accordance with the guidance in paragraph 45 of SFAS No. 144 as well as footnote 68 in Staff Accounting Bulletin No. 104 (Topic 13), you should classify gains (as well as losses) from the sale of assets within "Operating Income" in your consolidated statements of earnings. Please revise accordingly in future filings.

    Response: In future filings we will include the classification of "gain on sale of land, buildings and equipment" within the "Operating Income" classification on our consolidated statements of earnings.

Consolidated Statements of Cash Flows, page 7
_____________________________________________

4. Comment: Supplementally explain to us why you have reflected the sale of Bowl America Silver Spring in fiscal 2004 as a non-cash transaction shown as a non-cash investing and financing activity in the amount of $2,351,800. We note the disclosure included in your June 27, 2004 Annual Report on Form 10-K that the Silver Spring property had been reflected as held for sale with a carrying basis of $117,948 at June 29, 2003, and that the property was sold in August 2003 where you received $2.3 million and recognized a gain on the sale of $2,168,117. Tell us where you have reflected the cash proceeds from the sale in the fiscal 2004 financial statements.

    Response: The sale of Bowl America Silver Spring in fiscal 2004 was reflected as a non-cash transaction shown as a non-cash investing and financing activity in the amount of $2,286,065 ($2,300,000 less closing fees of approximately $14,000). In addition to that amount there were equipment exchanges with trade-in values that resulted in non-cash transactions totaling $65,735. It is the combination of these items that resulted in the amount shown as non-cash investing and financing activity of $2,351,800.

    The proceeds from the sale of Silver Spring after closing costs and fees held in escrow, $2,280,088, were deposited with Land America, a qualified intermediary that qualifies as such under Section 1031 of the Internal Revenue Service Code, to be used to acquire replacement property to complete a like-kind exchange transaction. Land America, after deducting a fee and adding interest earned on the money while being held in the escrow account, transferred all of the remaining funds, $2,242,782 for funding the purchase of the exchange property and other bowling and restaurant assets. After the purchase of the replacement property and the bowling and restaurant assets, there was approximately $48,000 remaining that was reflected on the balance sheet in cash and cash equivalents.

4. Comment: In addition, reconcile for us the gain of $2,168,117 disclosed in the financial statement notes of the prior year Form 10-K with the $2,201,240 gain amount disclosed on the face of the fiscal 2004 financial statements and tell us how the recorded gain amount was calculated. If the Silver Spring property was exchanged for non-monetary consideration, please explain to us what the non-monetary consideration consisted of, where it is reflected in your balance sheet, and how you calculated the gain recorded on the exchange of non-monetary assets. As applicable, your response should address APB 29 and EITF 01-2. We may have further comment after review of your response.

    Response: In addition to the amount of the gain on Silver Spring of $2,168,117, we traded other assets including automobiles and equipment that resulted in additional gains of $33,123.

    The gain recorded on the financial statements of $2,201,240 was calculated by subtracting the sales price received from all assets sold or traded of $2,351,800 from the assets' net book value of $150,560.

    The Silver Spring property was exchanged for two parcels of land totaling
    4.18 acres in Henrico County, Virginia, for a value including recordation and transfer fees of $1,924,073.

    The purchase of this property is reflected in the Land, Buildings and Equipment classification on our balance sheet. In accordance with APB 29 and EITF 01-2, to record the gain on Silver Spring and the purchase of the property in Henrico County, we used fair values that would have been the same as if the transactions were monetary transactions.

Financial Statement Notes
_________________________

5. Comment: In future filings, please consider including an accounting policy footnote with respect to your pre-opening costs, if material. Further, please expand your Land, Buildings, and Equipment note to disclose how you account for construction in progress costs.

    Response: In future filings, if material, we will include a footnote with respect to pre-opening costs. In future filings, we will expand the Land, Buildings, and Equipment note to disclose how we account for construction in progress costs.

FORM 10-Q (Quarter Ended October 2, 2005)
_________________________________________
and
FORM 10-Q (Quarter Ended January 1, 2006)
_________________________________________

Management's Discussion and Analysis
____________________________________

Results of Operations
_____________________

6. Comment: In future filings, please delete the non-GAAP measure "Operating expenses excluding depreciation and amortization", as it does not comply with Item 10(e) of Regulation S-K. We refer you also to Question Nos. 8 & 9 of the Staff's "Frequently Asked Questions Regarding the Use of NonGAAP Financial measures", issued June 13, 2003.

    Response: In future filings we will delete the non-GAAP measure "Operating expenses excluding depreciation and amortization".

         __________________________________________________________________

The Company hereby acknowledges that

(1) it is responsible for the adequacy and accuracy of the disclosure in the filing;
(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws if the United States.


Closing
_______

     We have responded based our understanding and interpretation of your requests. We believe that we have included the information requested, however, if we have not provided all information requested or necessary for understanding, please tell us what additional information you require.

Respectfully,

Cheryl A. Dragoo
Chief Financial Officer